

CODAWORX

Marketplace for the Public Art Industry

codaworx.com   Madison, WI   𝕏   in   f   ⵔ

Marketplace   Female Founder   Entertainment   Media   Events & Festivals

Highlights

1   Poised to exploit its database of over $4 billion in public art projects to accelerate growth

2   Led by a seasoned entrepreneur who raised $52 million in VC investments for previous businesses

CODAsummit – industry's largest gathering – drove 5X growth in event revenue 2018

3 CODAsummit - industry's largest gathering - drove 5X growth in event revenue 2018-2022.

4 Launched CODAMADE joint venture to bring NFTs to the public art industry

5 Strategic industry sponsorships: Panasonic, Barco, Epson, SNA Displays, Adobe

6 Strategic industry partnerships with Interior Design magazine and Architects Foundation

Our Team



Toni Sikes CEO and Founder

Extensive experience as an entrepreneur, worked in VC and investment banking, and founded four companies; Spent her career developing companies that market the work of artists through sourcebook directories, eCommerce/catalogs, software and NFTs.



Suzanne Ball Director of Art Partnerships

Veteran business development professional, Suzanne aligns corporate clients with branding opportunities. She also directs RFP programs and services, facilitating artist calls and working with commissioners through the commissioning process.



Sally Kraus Director of Member Services

Formerly a television commercial producer, Sally has spent the last 20 years working closely with artists and other creative professionals, helping them develop their careers. She directs all aspects of the company's membership program.



Matt Peterson Strategic Advisor

Has led businesses delivering digital tools and services to creative professionals ranging from design engineers to architects to VFX artists. Founded a company to deliver business information and services to an emerging industry.



Jenifer Wetterau Content Manager

Experienced marketer with a background in the art, music, and entertainment industries, specializing in all things digital including project management, content creation, community management, email marketing, and creative direction.



Sebastian Norback Office Manager

Painter and fitness enthusiast. Sebastian runs the CODAworx RFP Opportunity page, and has years of project management and arts administration experience.



Kristian Petrov Iliev Marketing Manager

An ardent art advocate fluent in Bulgarian. As an author, creative, and the former Assistant Director of Marketing at Rotowire, he has experience and expertise in different entertainment industries. His 2017 debut album charted on two Billboard charts.



Matthew Bowden Design Manager

Specializing in graphic design, content production and user experience design, spearheads platform improvements as well as the Publication of CODAworx's weekly newsletter sharing job opportunities to thousands of industry members

What is Public Art?

Public art is creative placemaking — artwork projects that enliven and transform spaces — and connect communities, people, places, and economic opportunities.





Good Fences Make Good Neighbors by UAP, New York

Stationary Figures by Mayer of Munich, New York

Sky's the Limit by Michael Hayden, Chicago

Public Art is Everywhere

Public artworks are the creative heart of the Experience Economy





Sea Change by Jill Anholt, Vancouver

New Haven Botanical Garden of Healing by Svigals + Partners, Connecticut

Public art is a collaborative process. We work together and take responsibility for the spaces where we live and work.

It takes an industry to create a masterpiece:

Sculpture: *Havre*

Commissioned by McGill University Health Centre

Artist: Linda Covit
Location: Montreal, CA
Budget: $750,000

Collaborative Team

Lighting Consultant: Jean Laurin
Fabricator: Michel Bernier
Installation: Claude Bernard, Formaviva
Construction: NCK Engineers
Lighting: Blue Hour Designs
Technical Renderings: Plan HB Architects
Structural Engineers: Nicolet, Chartrand, Knoll Ltée

Plus Site Architects, Landscape Architects, and Electricians

CODAworx is at the heart of this industry with our events, proprietary software products, publications, and services.

Multiple Business Sectors are Involved in Large-Scale Commissions

Every creative professional is important, because creating large, complex artwork projects require multiple players. We know and value them all.


Commissioner: University Hospital, San Antonio
Artist: Ansen Seale
Artist
Glass Fabrication
LED Technology
Acoustical Engineer
Installation

Public Art Cycle

From the commissioner to the installer, it takes many collaborators to complete a large-scale artwork project


NEW COMMISSION
BUSINESS SOLUTIONS
MATERIALS + SUPPLIES
FLOORING SOLUTIONS
LIGHTING SOLUTIONS
ENGINEERING
FOUNDRIES + FABRICATION
TECHNOLOGY SOLUTIONS
EXPERIENTIAL SERVICES
VIDEO SERVICES
INSTALLATION
GLASS FABRICATION + MANUFACTURING
FINISHED ARTWORK

The CODAworx RFP software and services connects organizations and companies seeking experienced artists for public art projects. Our staff has unmatched industry knowledge of the commissioned art process, and we sponsor and distribute the most comprehensive list of commission opportunities.



CODA worx
Collaboration of Design + Art
The global online community that showcases design projects featuring commissioned artwork
BREAKING NEWS:
New commissioned art opportunity worth up to $400,000
Commission Name: High School Roundabout RFQ- Carmel, IN
Budget: Max of $400,000
Application Deadline: 04/30/2023
Commissioning Entity: City of Carmel
City, State, Country: Carmel, Indiana, USA
Geographic Eligibility: No Geographic Restrictions on Eligibility
Be sure you are signed into a CODAworx account to active the application.
LEARN MORE TO APPLY!
VIEW RFP >>
There are many more artist calls posted on CODAworx.com - check them out! They have art budgets totalling $5,006,259 as of March 31, 2023.
RFPs - New This Week
Call to Artists: Spring Training Stadium Art- Surprise, AZ
Danielle Osborne - Surprise Arizona United States
Percent for Art Call for Artists Olney Recreation Center- Philadelphia, PA
Stephanie Fuentes - Philadelphia Pennsylvania United States
CALL FOR ART: ROELAND PARK GATEWAY PROJECT Roe Boulevard- Roeland Park, Kansas
Mary Schulteis - Roeland Park Kansas United States
CALL TO ARTISTS: (RFP) Winter Nights City Lights 2022- Pickering, Ontario, Canada
Stoyan Barakov - Pickering Canada
Utah Public Art – University of Utah Applied Sciences Facility
Hannah Barrett - Salt Lake City Utah United States
University of Nebraska, Durham Science Center
Meagan Dion - Omaha Nebraska United States
$135,485
Deadline 2022-10-06
All Open RFPs
Click on the RFP Title to view the details of each call.
Show 10 entries
ADDED
DEADLINE
TITLE/DESCRIP
01/31/2023
12/31/2023
MuncieArts/Cit
Muncie Public
02/28/2023
06/09/2023
CALL FOR PRO
Huntersville...
03/01/2023
06/30/2023
Bruce's Beach
03/03/2023
05/19/2023
Call for Artists: Public Art Sculpture Project –...
$175,000
Madison
NE 1% for Art RFQ:

The public art industry is large, dynamic, and growing exponentially every year. This growth is being fueled by the experience economy - as we all seek out public engagement that is safe, joyful, and provides memorable experiences.

All of the players come together on the CODAworx platform — fostering connections that lead to transactions



PUBLIC ART AGENCY
ART CONSULTANT
CORPORATE NEEDS


ARCHITECT DESIGNER
COMMISSIONERS
REAL ESTATE DEVELOPER
ARTIST
CODA worx
TOURISM ENDEAVORS
CREATIVES
FABRICATOR
ECONOMIC DEVELOPMENTS
TECHNOLOGY COMPANY
LIGHTING COMPANY
ENGINEER
MEDIA SERVICES
Fueled by new money driving industry growth

New players are investing in public art. Economic development agencies are seeking to drive tourism. Real estate developers are using public art to differentiate their commercial and residential projects. Businesses are using public art to enhance their brands and elevate employee retention.

All of this is driving growth of the public art industry and the growth of CODAworx

Growth Highlights

2022 vs 2021

- 79% growth in revenue
- 112% growth in events revenue driven by corporate sponsorships
- 30% growth in total projects published
- 19% growth in web traffic
- 65% growth in RFPs listed on CODAworx

As of end of Q1 2023

- 9,208 projects posted on CODAworx
- $4,046,714,921 USD in total project value on CODAworx
- 15,993 registered members
- Over 17 million impressions and 435,000 engagements on social media

CODAworx is Seeking New Investment to Leverage Two Existing Assets

- Development of data products and services for the industry

- Expansion of the lucrative CODAsummit event model

CODAworx Project Library

A huge data asset in which members post projects online, each with 12 data points



9,208
Projects posted

$4 Billion+
Value of Projects,
+ multiplier effect!

Searchable by:
▸ Types of Artwork
▸ Budget
▸ Artist Commissioned
▸ Commissioning Agent
▸ Purpose/Theme
▸ Location of Project

With data collected from 9,000+ projects in 93 countries, CODAworx has amassed a dataset about the public art industry that has greater depth and breadth than any other source to our knowledge.

THIS IS WHAT WE KNOW:

1. **Who Buys**
   We know **who the most active buyers** are, where they are **located** and the types of facilities they are buying for.
2. **What Sells**
   We know **when** art sells. We know **the type** of art that is commissioned. We know **where** it is installed.
3. **Who Collaborates**
   We know who the **artists** are. We know who the **buyers** are. We know who the **fabricators** are. We know who the **architects** are.
4. **What it Costs**
   We know the **budgets**.

We are creating a data warehouse with valuable industry information for all stakeholders

- Commissioners need data to justify more commission $$$
- Artists need data to understand where the $$$ are flowing
- Fabricators and service providers need data to understand customers and industry trends
- Major technology companies need data they have come to expect from growth industries
- THE WORLD needs to understand the size, strength and growth potential of the public art industry

Data can influence decisions to commission public art - our information products will be a valuable resource to multiple segments and make the case that public art is a powerful economic driver.


CODA
WOrX

FLOW by Nohlab - Istanbul, Turkey

How We Will Deliver the Data

Create products to serve a wide range of industry players

- Annual survey to demonstrate a **bankable, growing industry**
- Online access to **data and research** for upgraded members, driving increased membership revenue
- **Business information and case studies** for corporate and government customer segments (e.g. healthcare, real estate development, tourism, city planning)
- Business information sold through **segment partners** (e.g., trade associations and publications in commissioning segments)
- Research sold to **business information aggregators** (e.g., Bloomberg, McKinsey, construction industry data aggregators)

Next steps:

Invest in technology and people

- **Proof-of-concept project** using Chat AI to mine insights and trends from Project Library already underway with technology partner
- IT infrastructure for **data warehouse** planned and budgeted
- Initial **products/services** budgeted and revenue projected
- **Fill talent needs**: technical, content creation, marketing

Leveraging The Leading Industry Conference

The annual CODAsummit conference has proven itself as the premier conference focused on revolutionary individuals and exciting developments in art and technology.



ATTENDANCE REVENUE:

2021 - 2022
30% increase

2022 - 2023
29% increase projected*

SPONSORSHIP REVENUE:

2021 - 2022
48% increase

2022 - 2023
42% increase projected*

*These charts contain forward looking statements which cannot be guaranteed.

Next steps:
More conferences expand the circle of experience

- **2024 Spring conference** introduces experiential art and artists to architects, landscape architects, designers, real estate developers, and more
- Talks already underway with **potential partners/sponsors**
- Investments to be made in **operational staff and promotion**

Invest Today in Our Two Key Assets

Join an engaged community of brilliant creative professionals

Champion the leader of a data-driven global industry

Help make public art happen around the world



Aquarius by **Demiurge LLC**, Branson, Missouri; *TIERRA/EARTH* by **SpY Urban Art**, Madrid, Spain; *Whale in Love* by **STUDIOKC**, Kaohsiung, Taiwan

We are truly passionate about this creative community, therefore community ownership is central to our thinking. Join our mission to grow the public art industry, and learn more about what public art can do for your communities and your businesses!

Downloads



CODAworx Full Investment Deck.pdf